

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Mr. Michael D. White
Chief Executive Officer
2230 East Imperial Highway
El Segundo, CA
90245

      Re: **DIRECTV**
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed February 28, 2011
           Definitive Proxy Statement
           Filed March 18, 2011
           File No. 001-34554

Dear Mr. White:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 2

General

1. We note throughout your disclosure you reference the significance of the NFL Sunday Ticket Package for the NFL professional football season in relation to your DIRECTV U.S. business segment. On page 41 you state that your "subscriber count" includes seasonal subscribers. In future filings, please discuss the extent to which the business of this segment (or others) is or may be seasonal. Refer to Item 101(c)(v) of Regulation S-K. Include discussion related to seasonality in your Management's Discussion and Analysis as appropriate.

Liquidity and Capital Resources, page 50

2. You have disclosed that you have a contract with the NFL, that even if there are no games played in 2011, you are obligated to make certain contractual payments. Please clarify the nature of the contractual payments; how much of the payments are non-refundable, and how much of the payments can be applied to future seasons. You also note that if the entire 2011 season is cancelled, you will have rights to an extra season, please clarify if any of the contractual payments that you required to pay will go toward the extra season.

3. You have disclosed that subscriber revenues and cash flows from operating activities would decrease if part or the full NFL season is cancelled. Please provide quantitative analysis of this uncertainty in terms of lost revenue and cash flows.

Notes to the Consolidated Financial Statements

Note 5 - Satellites, Net and Property and Equipment, Net, page 76

4. You note that you depreciate your set-top receivers over a three year useful life, but on the table on page 76, the range is 3 – 7 years. Please clarify the amount of set-top receivers that are amortized over three years versus those that have a longer life.

Note 19 - Commitments and Contingent Liabilities

Litigation page 102

5. In your disclosure of legal matters you state that such litigation is not expected to have a "material adverse effect" on your "consolidated financial statements." It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Intellectual Property, page 103

6. We note that in your disclosure of contingencies related to intellectual property litigation, you state that it is possible that there may be a material effect on your results of operations in any particular period. It is not clear from this disclosure if management has determined the range of possible loss for the various contingencies. If it is reasonably possible that the outcome of these matters may result in a liability that materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 require disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

For those matters for which you cannot estimate a range, in your response please provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

2010 Director Compensation, page 25

Payments and Promises of Payments Pursuant to Director Legacy Programs…, page 26

7. We note you disclosure of dollar amounts awarded under the Charitable Matching Gift Program and discussion. You state that the company will match gifts dollar-for-dollar in any calendar year "under guidelines and limits applicable to both employees and directors." In future filings, please revise your disclosure to discuss the material terms of this program including specific guidelines and limits applicable. Refer to Instruction 1 to Item 402(k)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director

Cc: <u>Via facsimile to (310) 964-0882</u>
    John Murphy
    Senior Vice President, Controller and Chief Accounting Officer